

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

October 15, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Stock, par value $0.01 per share of Riley Exploration-Permian, LLC (name to be changed to Riley Exploration Permian, Inc.) under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company